Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

23 September 2002

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **4 pages**

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Big Blow Prospect Drilling Results dated 23 September 2002

Yours faithfully

M P WRIGHT
Executive Director

dlw 9/24

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

24 September 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021 **3 pages only**

Dear Sir

BIG BLOW PROSPECT - DRILLING RESULTS

Mining Project Investors Pty Ltd ("MPI"), managers of our joint venture operations at Coolgardie, have advised results from the latest drilling programme for 2002.

At Big Blow, four angled RC holes were drilled on sections 40m apart to test for plunge extensions below historic mining. Previous production (to the mid 1930's) was ~ 10,000t @ 10.3g/t Au from a zone of stockwork veining controlled by the near – vertical Big Blow Fault.

The recent drillholes were designed to provide four pierce-points between 75m and 100m vertical depth. Significant results were returned from the northern and southern most holes of this program:

6571800N	TNG1748R	**7m @ 12.69g/t Au** from 99m
6571680N	TNG1750R	**23m @ 5.72g/t Au** from 104m including a central zone of **9m @ 11.36g/t Au** from 115m

The two remaining holes returned anomalous results over similar widths. Detailed results are shown on the table below. All intercepts are in fresh-rock and comprised of dry, high quality samples.

Program 2 RC Results to 23 September

Big Blow Prospect (see attached Location Plan)						Significant Results (1.0 g/t Au lower cut off grade)			
Hole No:	**Grid**	**Dip**	**Magnetic Azimuth**	**RC Depth (m)**	**Total Depth (m)**	**From (m)**	**To (m)**	**Interval (m)**	**Grade (g/t Au)**
TNG1747R	6571762.55N 325444.53E	-50.00	270.00	138.00	138.00	114.00	124.00	10.00	1.04
TNG1748R	6571801.45N 325450.67E	-50.00	270.00	132.00	132.00	**99.00**	**106.00**	**7.00**	**12.69**
TNG1749R	6571720.27N 325432.28E	-50.00	270.00	120.00	120.00	86.00	98.00	12.00	*
TNG1750R	6571682.10N 325459.66E	-55.00	270.00	138.00	138.00	**104.00**	**127.00**	**23.00**	**5.72**
					Incl.	**115.00**	**124.00**	**9.00**	**11.36**

* Anomalous

Mineralisation is hosted by a zone of intense silica-carbonate-sulphide alteration in basalt, and was intersected in all four holes. The local control of high-grade shoots within the zone is not known, **but this program has demonstrated potential for multiple shoots of high-grade mineralisation.** Both intercepts are open at depth, and TNG1748R is open to the north.

Empress Perseverance Trend

All results from the **Empress, Perseverance**, and **Redemption** RAB drilling have been returned. At Perseverance, 2m to 5m composite samples defined several zones of mineralisation in granodiorite and altered basalt. Better results were:

6570800N	TNG1654R	12m @ 1.19g/t Au from 17m
6570800N	TNG1658P	17m @ 2.43g/t Au from 19m
6570980N	TNG1666P	4m @ 1.55g/t Au from 11m and 2m @ 2.15g/t Au from 30m

Resampling at 1m intervals is yet to be completed.

These results have confirmed the prospectivity of the Perseverance target area, and will be followed up with RC drilling scheduled for early October.

Yours faithfully

M P WRIGHT
Executive Director


REHABILITATED WASTE DUMP
KALGOORLIE
THREE MILE HILL PIT (TAILINGS STORAGE FACILITY)
REHABILITATED WASTE DUMP
ROM PAD
GREENFIELDS PIT
THREE MILE HILL PLANT AREA
WASTE DUMP
REHABILITATED TAILINGS DAM
LINDSAYS PIT
EXPLORATION OFFICE
REHABILITATED WASTE DUMP
COOLGARDIE TOWN
KING SOLOMON PIT
KINGS CROSS PIT
KING SOLOMON EXTENDED
PERTH
GREAT EASTERN HIGHWAY
QUEEN OF SHEBA
TENEMENT OUTLINE
N
ROSE HILL (HARMONY)
BATTERY
1 KILOMETRE
REHABILITATED WASTE DUMP
BRILLIANT
NORSEMAN
HAPPY JACK
TENEMENT OUTLINE
BIG BLOW
COOKES
PERSEVERANCE
FRIENDSHIP
TINDALS PIT
EMPRESS NORTH
EMPRESS / ALICIA
REHABILITATED WASTE DUMP
COOLGARDIE PROJECT MINING LOCATIONS